UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.      )*

RH

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Gary Friedman

c/o RH

15 Koch Road, Suite K

Corte Madera, CA 94925

Telephone: (415) 924-1005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

74967X 103

(CUSIP Number)

February 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.74967X 103	Page 2 of 4

(1)	Names of reporting persons Gary G. Friedman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) SC, PF
(5)	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,222,536
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,222,536
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 7,222,536
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.3%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 74967X 103	Page 3 of 4

ITEM 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of RH, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 15 Koch Road, Suite K, Corte Madera, California 94925.

ITEM 2. Identity and Background.

(a) This Schedule 13D is being filed by Gary G. Friedman.

(b) The business address of Mr. Friedman is c/o RH, 15 Koch Road, Suite K, Corte Madera, California 94925.

(c) Mr. Friedman serves as the Chairman and Chief Executive Officer of the Issuer.

(d)–(e) During the last five years, Mr. Friedman has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Friedman is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration.

Mr. Friedman has acquired the Common Stock beneficially owned by him for cash using personal funds or as compensation for serving as an executive officer and a director of the Issuer.

ITEM 4. Purpose of Transaction.

Mr. Friedman holds the shares of Common Stock reported in this Schedule 13D for general investment purposes and retains the right to change his investment intent. Mr. Friedman may acquire additional shares of Common Stock for cash or as compensation, may otherwise acquire or dispose of shares of Common Stock in the future, or may engage in discussions with the Issuer concerning investments in the Issuer. Other than as described herein, Mr. Friedman has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Mr. Friedman beneficially owns 7,222,536 shares of Common Stock of the Issuer. This amount includes 4,976,826 shares of common stock issuable upon the exercise of options to purchase common stock that are exercisable within 60 days of February 3, 2018.

Mr. Friedman beneficially owns 27.3% of the shares of Common Stock outstanding as of February 3, 2018, assuming 26,494,164 shares outstanding, representing (i) 21,517,338 shares outstanding as of February 3, 2018, and (ii) 4,976,826 shares subject to options to purchase common stock exercisable within 60 days of February 3, 2018.

Mr. Friedman has sole voting and dispositive power with respect to the indicated Common Shares.

No transactions in the shares of Common Stock of the Issuer have been effected by Mr. Friedman in the last sixty (60) days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As the Chairman and Chief Executive Officer of the Issuer, Mr. Friedman has in the past and may receive future compensation in the form of Common Stock, options or other securities convertible into Common Stock. There currently are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Friedman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

None.

CUSIP No. 74967X 103	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

/s/ Gary G. Friedman
Gary G. Friedman